UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
QUANTA SERVICES, INC.
(Name of Subject Company (issuer))
QUANTA SERVICES, INC. (ISSUER)
(Name of Filing Person (identifying status as offeror, issuer or other person))
4.0% Convertible Subordinated Notes
due 2007
(Title of Class of Securities)
74762EAAO
(CUSIP Number of Class of Securities)
Tana L. Pool, Esq.
Vice President and General Counsel
Quanta Services, Inc.
1360 Post Oak Blvd., Suite 2100
Houston, Texas 77056
(713) 629-7600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
W. Robert Shearer
Baker & Hostetler LLP
1000 Louisiana, Suite 2000
Houston, Texas 77002-5009
(713) 646-1391
CALCULATION OF FILING FEE

Transaction Valuation(*)	Amount of Filing Fee

Not applicable	Not applicable

(*)	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3

☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Schedule TO relates solely to a preliminary communication made before the commencement of a cash tender offer by Quanta Services, Inc. (the “Company”) for any and all of its outstanding 4.0% Convertible Subordinated Notes due 2007 (the “Notes”).
This Schedule TO is not an offer to buy or the solicitation of an offer to sell any of the Notes. The solicitation and the offer to buy the Notes will be made solely by and subject to the terms and conditions set forth in a Schedule TO (including an offer to purchase, related letter of transmittal and other tender offer documents) that will be filed with the Securities and Exchange Commission (the “SEC”). The Schedule TO will contain important information and should be read carefully before any decision is made with respect to the tender offer. Once the Schedule TO and other documents are filed with the SEC, they will be available free of charge on the SEC’s website at www.sec.gov, on the Company’s website at www.quantaservices.com or by contacting the Corporate Secretary of the Company at (713) 629-7600.
Item 12. Exhibits.

Exhibit No.	Description

99.1	Text of Press Release, dated April 26, 2006.

Exhibit Index

Exhibit No.	Description

99.1	Text of Press Release, dated April 26, 2006.

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